Exhibit 99.53

NEWS RELEASE
February 18, 2026
OceanaGold Achieves 2025 Guidance & Delivers Record Free Cash Flow
(All financial figures in United States dollars unless otherwise stated)

•2025 production, AISC†, and capital all in line with Guidance
•Record quarterly and annual financial performance, with $477M of cash and no debt at year end
•2026 Guidance projects 12%[1] increase in production at 7%[1] lower AISC†
•Dividend tripled and share buyback doubled, for a total capital return up to $432M in 2026
VANCOUVER, BC - OceanaGold Corporation (TSX: OGC) (OTCQX: OCANF) ("OceanaGold" or the “Company”) reported its operational and financial results for the three months and year ended December 31, 2025. The consolidated financial statements and Management's Discussion and Analysis (“MD&A”) are available at www.oceanagold.com.
Fourth Quarter and Full Year Highlights
•Full year 2025 production of 497,600 ounces of gold, above the mid-point of Guidance.
•Produced 157,400 ounces of gold and 3,200 tonnes of copper in the fourth quarter, an increase in gold production of 52% from the prior quarter, with all four sites delivering an increase in gold production.
•All-In Sustaining Cost (“AISC”)† 25% lower in the quarter and at $1,966 per ounce for the full year.
•Record quarterly revenue of $652 million at a record average realized gold price of $4,227 per ounce.
•Quarterly Adjusted EBITDA Margin† of 57% and record Operating Cash Flow Per Share† of $1.21.
•Record quarterly attributable net profit of $328 million and record EPS of $1.44. Record Adjusted EPS† of $0.88, which excludes the post-tax net impairment reversal at Haile.
•Generated record annual and quarterly Free Cash Flow† of $543 million and $259 million respectively, resulting in a trailing 12-month Free Cash Flow† yield2 of 15%.
•Cash balance increased by 42% from the prior quarter to $477 million with no debt.
•Completed $175 million in share repurchases in 2025 at an average price of CAD$24.54.
•The Board approved a tripling of the quarterly dividend to $0.09 per share.
•The Board approved a doubling of share repurchases to up to $350 million for 2026.
•Received final approval for the Waihi North Project permit, with development activity accelerating.
•The Company intends to list on the New York Stock Exchange (“NYSE”) in early April, 2026.

† See “Non-IFRS Financial Information”
1.Calculated as the mid point of guidance for full year 2026 compared to the actual result of full year 2025.
2.     Calculated as the trailing 12-month Free Cash Flow† over the average trailing 12-month market capitalization in USD.

Exhibit 99.53
2026 Guidance
•Gold production growth of ~12%1 to between 520,000 to 590,000 ounces, driven by Haile.
•7%1 reduction in AISC† to between $1,750 to $1,900 per ounce.
•Growth and exploration capital investment of $340 million, reflecting an acceleration of the Waihi North Project, commencement of the Palomino Underground development and a ~50% increase in exploration.
Gerard Bond, President and CEO of OceanaGold, said: “2025 was a stellar year for OceanaGold, with strong operational execution translating to record financial outcomes and shareholder returns. We safely and responsibly delivered production, cost and capital Guidance for the year. We generated record net profit, record EPS and record Free Cash Flow†, and further strengthened our balance sheet to nearly half a billion dollars of cash with no debt. We were able to invest in our attractive organic growth opportunities, pay an increased dividend and return a substantial amount of capital to shareholders via an upsized share buyback.
Looking ahead to 2026, we expect higher production, lower unit costs, and expect another year of strong Free Cash Flow† in the current gold price environment. We are excited to progress development and exploration activity to accelerate one of the highest‑grade undeveloped gold projects in our industry, the Waihi North Project, as well as commence development of Palomino Underground at Haile. We are increasing our investment in exploration in 2026 by 50%, to a Company record, in pursuit of high return, near mine options. We are confident this growth investment will continue to drive value creation for shareholders.
We are committed to maximizing returns to shareholders via our disciplined capital allocation framework and will do so by tripling the dividend from 2025 levels, and doubling our share buyback program to $350 million. To further broaden our investor base and enhance liquidity, we are also excited to be listing on the NYSE in April this year."

† See “Non-IFRS Financial Information”
1.Calculated as the mid point of guidance for full year 2026 compared to the actual result of full year 2025.
2.     Calculated as the trailing 12-month Free Cash Flow† over the average trailing 12-month market capitalization in USD.

Exhibit 99.53
Results Overview

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Produced[1]
Haile	koz	55.6	30.0	75.2	184.8	212.6
Macraes	koz	55.8	32.8	37.9	147.0	125.4
Waihi	koz	22.2	18.8	18.1	75.1	53.8
Didipio	koz	23.8	21.9	19.7	90.7	97.0
Total gold produced[1]	koz	157.4	103.5	150.9	497.6	488.8
Gold Sales
Haile	koz	50.3	33.4	73.9	190.4	208.5
Macraes	koz	53.7	32.7	36.6	144.9	124.8
Waihi	koz	21.1	20.4	19.0	73.8	54.0
Didipio	koz	20.6	29.7	20.8	88.7	100.4
Total Gold sales	koz	145.7	116.2	150.3	497.8	487.7
Average Gold Price	$/oz	4,227	3,476	2,665	3,509	2,433
Copper Produced[1] - Didipio	kt	3.2	3.1	3.1	13.3	12.3
Copper Sales - Didipio	kt	2.9	4.4	2.8	13.5	11.7
Average Copper Price	$/lb	5.35	4.44	4.16	4.57	4.16
Cash Costs†
Haile	$/oz	1,529	1,981	598	1,225	955
Macraes	$/oz	885	1,345	1,214	1,215	1,192
Waihi	$/oz	1,584	1,539	1,130	1,561	1,427
Didipio	$/oz	883	787	1,033	846	851
Consolidated Cash Costs†	$/oz	1,207	1,420	875	1,204	1,047
AISC†
Haile	$/oz	2,295	3,464	1,287	2,171	1,628
Macraes	$/oz	1,286	2,171	1,535	1,861	1,906
Waihi	$/oz	2,068	2,039	1,557	2,077	2,087
Didipio	$/oz	1,422	1,213	1,389	1,255	1,140
Consolidated AISC†	$/oz	1,761	2,333	1,563	1,966	1,777
Free Cash Flow†	$M	259.4	94.4	146.5	542.7	245.2
Net profit[2]	$M	327.7	87.2	102.0	628.7	187.4
Adjusted net profit†[2]	$M	201.7	92.9	106.9	511.8	203.6
EBITDA†	$M	543.2	205.0	246.4	1,157.3	587.7
Adjusted EBITDA†	$M	374.0	210.7	251.3	997.2	604.0
Earnings per share - diluted[2]	$/share	$1.42	$0.37	$0.42	$2.69	$0.78
Adjusted earnings per share - diluted†2	$/share	$0.88	$0.40	$0.44	$2.19	$0.84
Operating Cash Flow per share - diluted†	$/share	$1.21	$0.93	$1.08	$3.96	$2.48
Free Cash Flow per share-diluted†	$/share	$1.13	$0.41	$0.61	$2.32	$1.01
1Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2Attributable to the shareholders of the Company.
† See “Non-IFRS Financial Information”

Dividend
OceanaGold has declared a $0.09 per share dividend, which is tripled compared to the prior quarter. Shareholders of record at the close of business in each jurisdiction on March 4, 2026 (the "Record Date") will be entitled to receive payment of the dividend on April 2, 2026. The dividend payment applies to holders of record of the Company's common shares traded on the Toronto Stock Exchange.

Declaration of Dividend	Wednesday, February 18, 2026
Record Date	Wednesday, March 4, 2026
Dividend Payment Date	Thursday, April 2, 2026
Dividends are payable in United States dollars. Shareholders in other jurisdictions can elect to participate in Computershare’s international payments service if they want to receive dividends in an alternative currency. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.
Share Buyback
In 2025, the Company completed the planned $175 million of share repurchases for the full year at an average price of CAD$24.54. The Board has approved a doubling of the share buyback program for 2026, with up to $350 million in share buybacks planned.
Management Update
The Company is pleased to announce that Mr. David Bickerton will assume the position of Executive Vice President and Chief Sustainability Officer (CSO) starting in April 2026, based in Brisbane. David joined OceanaGold in 2011 and has completed numerous roles in Brisbane, USA, New Zealand and the Philippines. Since August 2022, David has been Asset President of the Didipio Mine. David brings a deep understanding of our business, culture and Company objectives to this critical role and to the Executive Leadership team.
Conference Call and Webcast:
Senior management will host a conference call and webcast to discuss the quarterly results on Thursday, February 19, 2026 at 10:00 am EST (7:00 am PST). To participate in the conference call, please use one of the following methods:
•Webcast: https://app.webinar.net/jg9VnRpdZO4
•Toll-free North America: +1 888-510-2154
•International: +1 437-900-0527
If you are unable to attend the call, a recording will be made available on the Company's website.

About OceanaGold
OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
For further information please contact:
Investor Relations:
Rebecca Henare, Vice President, Investor Relations
Tel: +1 604-678-4095
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, Vice President, Communications
Tel: +1 604-403-2019
info@oceanagold.com

Cautionary Statement for Public Release
This public release contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its mining projects, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, costs of production, estimates of initial capital, sustaining capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of the development of new mines, costs and timing of future exploration and drilling programs, timing of filing of updated technical information, anticipated production amounts, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable legislation, environmental risks, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. All statements in this public release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: future prices of gold; general business; economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; changes in laws (including tax laws) and changes in IFRS or regulatory accounting requirements; the actual results of current production, development and/or exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar, the Australian dollar, the Philippines Peso or the New Zealand dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; adverse judicial decisions, inability or delays in obtaining financing or governmental approvals; inability or delays in the completion of development or construction activities or in the re-commencement of operations; legal challenges to mining and operating permits including the FTAA as well as those factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available on SEDAR+ at sedarplus.com under the Company’s name. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to: the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Non-IFRS Financial Information
Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share
These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses and reversals, write-downs, foreign exchange (gains)/losses, gain on sale of assets, listing costs and restructuring costs related to transitioning certain corporate activities from Australia to Canada.
The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Net profit[1]	327.7	87.2	102.0	628.7	187.4
Foreign exchange (gain) loss	(1.9)	2.0	3.0	3.3	7.9
Write-down of assets	8.0	0.6	1.9	8.8	8.3
Gain on sale of Blackwater project	—	—	—	—	(17.6)
Impairment reversal	(176.2)	—	—	(176.2)	—
Tax expense on impairment reversal and sale of Blackwater project	43.2	—	—	43.2	4.9
NYSE / PSE listing costs	0.9	1.6	—	2.5	10.9
Restructuring / Other costs	—	1.5	—	1.5	1.9
Adjusted net profit[1]	201.7	92.9	106.9	511.8	203.7
Weighted average number of common shares - fully diluted	230.2	233.0	241.5	233.5	241.6
Adjusted earnings per share	0.88	0.40	0.44	2.19	0.84
1Attributable to the shareholders of the Company.

EBITDA and Adjusted EBITDA
Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses and reversals, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.
The following table provides a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin:

$M	Q4 2025	Q3 2025	Q4 2024	2025	2024
Net profit	333.8	93.1	102.7	645.7	192.0
Depreciation and amortization	81.1	62.3	100.5	252.0	321.2
Net interest expense and finance costs	—	1.0	2.9	4.3	19.1
Income tax expense on earnings	128.3	48.6	40.3	255.3	55.4
EBITDA	543.2	205.0	246.4	1,157.3	587.7
Foreign exchange (gain) loss	(1.9)	2.0	3.0	3.3	7.9
Gain on sale of Blackwater project, net	—	—	—	—	(12.7)
Impairment reversal	(176.2)	—	—	(176.2)	—
NYSE / PSE listing costs	0.9	1.6	—	2.5	10.9
Restructuring / Other costs	—	1.5	—	1.5	1.9
Write-down of assets	8.0	0.6	1.9	8.8	8.3
Adjusted EBITDA	374.0	210.7	251.3	997.2	604.0
Revenue	652.4	448.5	427.3	1,893.2	1,294.0
Adjusted EBITDA Margin	57%	47%	59%	53%	47%
Cash Costs and AISC
Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of its mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product sales and are then divided by ounces sold. In calculating Cash Costs, the Company includes the value of cash-settled stock-based compensation in the year of vesting. Cash costs are reduced by copper and silver by-product credits that are considered incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of

Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.
Prior to the first quarter of 2025, Didipio’s AISC calculation excluded local corporate G&A costs which is consistent with the calculation of AISC for the other operations. In order to align the Company’s reporting of AISC with local reporting requirements in the Philippines, Management has included local corporate G&A costs in Didipio’s AISC calculation beginning in the first quarter of 2025.
The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cost of sales, excl. depreciation and amortization	231.3	208.4	155.1	763.7	600.5
Indirect taxes	8.5	7.3	7.6	26.2	25.6
Selling costs	3.8	4.8	3.2	14.0	13.4
Other cash adjustments[2]	(26.8)	(6.5)	(4.7)	(43.8)	(8.5)
By-product credits	(40.9)	(49.0)	(29.7)	(160.6)	(120.5)
Total Cash Costs (net)	175.9	165.0	131.5	599.5	510.5
Sustaining capital and leases	53.3	43.7	34.1	158.2	107.5
Deferred stripping and capitalized mining	26.5	53.7	43.7	184.5	181.3
Corporate general & administration	(1.6)	6.7	23.5	30.6	62.9
Onsite exploration and drilling	0.3	1.9	0.5	4.4	4.2
Total AISC	254.4	271.0	233.3	977.2	866.4
Gold sales (koz)	145.7	116.2	150.3	497.8	487.7
Cash Costs ($/oz)	1,207	1,420	875	1,204	1,047
AISC ($/oz)[1]	1,761	2,333	1,563	1,966	1,777
1Excludes the Additional Government Share related to the FTAA at Didipio of $2.9 million, $16.6 million and $37.2 million for the fourth quarter, third quarter and full year 2025, respectively, as it is considered in nature of an income tax.
2Other cash adjustments reflect the inclusion of cash settled stock-based compensation in AISC over the year of vesting.
3Corporate general & administration, in addition to cash settled stock-based compensation, includes the full year true-up in the fourth quarter related to site service allocations.

The following tables provides a reconciliation of Cash Costs and AISC for each operation:
Haile

$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash costs of sales[1]	83.5	62.4	51.3	245.4	199.7
By-product credits	(1.0)	(0.9)	(0.8)	(5.7)	(3.0)
Inventory adjustments	(5.8)	4.5	(6.5)	(7.1)	2.0
Freight, treatment and refining charges	0.1	0.2	0.2	0.7	0.5
Total Cash Costs (net)	76.8	66.2	44.2	233.3	199.2
Sustaining capital and leases	23.0	20.1	20.5	69.7	53.1
Deferred stripping and capitalized mining	15.2	29.4	30.5	109.0	87.0
Onsite exploration and drilling	—	0.2	—	1.1	—
Total AISC	115.0	115.9	95.2	413.1	339.3
Gold sales (koz)	50.3	33.4	73.9	190.4	208.5
Cash Costs ($/oz)	1,529	1,981	598	1,225	955
AISC ($/oz)	2,295	3,464	1,287	2,171	1,628
1Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
Macraes

$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash costs of sales[1]	49.8	40.9	44.5	173.2	137.1
By-product credits	(0.2)	—	0.2	(0.3)	0.1
Royalties	7.8	2.8	1.0	13.9	3.4
Inventory adjustments	(10.5)	0.1	(1.7)	(12.1)	7.4
Freight, treatment and refining charges	0.6	0.2	0.3	1.3	0.8
Total Cash Costs (net)	47.5	44.0	44.3	176.0	148.8
Sustaining capital and leases	16.6	10.6	5.9	45.0	24.1
Deferred stripping and capitalized mining	3.8	16.3	5.1	46.6	62.9
Onsite exploration and drilling	1.0	0.2	0.2	1.9	1.3
Total AISC	68.9	71.1	55.5	269.5	237.1
Gold sales (koz)	53.7	32.7	36.6	144.9	124.8
Cash Costs ($/oz)	885	1,345	1,214	1,215	1,192
AISC ($/oz)	1,286	2,171	1,535	1,861	1,906
1Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Waihi

$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash costs of sales[1]	40.2	30.9	22.1	128.6	80.9
By-product credits	(4.1)	(3.1)	(2.1)	(11.9)	(5.6)
Royalties	3.4	0.8	0.5	5.3	1.5
Inventory adjustments	(6.2)	2.7	0.9	(7.2)	0.1
Add: Freight, treatment and refining charges	0.1	0.1	0.1	0.3	0.2
Total Cash Costs (net)	33.4	31.4	21.5	115.1	77.1
Sustaining capital and leases	6.8	2.8	2.9	16.1	9.9
Deferred stripping and capitalized mining	3.4	6.8	5.6	20.6	22.8
Onsite exploration and drilling	(0.1)	0.7	0.3	1.3	2.9
Total AISC	43.5	41.7	30.3	153.1	112.7
Gold sales (koz)	21.1	20.4	19	73.8	54
Cash Costs ($/oz)	1,584	1,539	1,130	1,561	1,427
AISC ($/oz)	2,068	2,039	1,557	2,077	2,087
1Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
Didipio

$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash costs of sales[1]	42.9	37.1	40.0	150.4	147.6
By-product credits	(35.6)	(45.0)	(27.0)	(142.7)	(112.0)
Royalties	2.5	2.9	0.8	9.4	5.9
Indirect taxes	6.6	7.3	5.2	24.3	21.3
Inventory adjustments	(2.9)	15.2	(1.7)	16.1	5.0
Freight, treatment and refining charges	4.7	5.9	4.2	17.6	17.6
Total Cash Costs (net)	18.2	23.4	21.5	75.1	85.4
Sustaining capital and leases	6.9	10.8	4.8	27.4	20.4
Deferred stripping and capitalized mining	4.1	1.2	2.5	8.3	8.6
General & administration[2]	0.2	0.5	—	0.7	—
Onsite exploration and drilling	(0.3)	0.3	—	—	—
Total AISC	29.1	36.2	28.8	111.5	114.4
Gold sales (koz)	20.6	29.7	20.8	88.7	100.4
Cash Costs ($/oz)	883	787	1,033	846	851
AISC[1] ($/oz)	1,422	1,213	1,389	1,255	1,140
1.Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
2.Excludes the Additional Government Share of FTAA at Didipio of $2.9 million, $16.6 million and $37.2 million for the fourth quarter, third quarter, and full year 2025, respectively, as it is considered in nature of an income tax.
Net Cash/(Debt)
Net Cash/(Debt) has been calculated as total debt less cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health.

The following table provides a reconciliation of Net Cash/(Debt):

$M	December 31, 2025	December 31, 2024
Amounts drawn under the revolving credit facility	—	—
Amounts drawn under the mining equipment fleet facility[1]	—	(2.8)
Unamortized transaction costs	—	1.2
Total debt	—	(1.6)
Cash and cash equivalents	476.5	193.5
Net Cash	476.5	191.9
1Fleet facility arrangement for mining equipment financing was fully repaid in March 2025. There are no additional amounts available under the fleet facility.
Operating Cash Flow per share
Operating Cash Flow per share before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital then divided by the fully diluted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of total fully diluted Operating Cash Flow per share:

$M, except per share amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash provided by operating activities	358.2	227.5	246.1	984.2	593.9
Changes in working capital	(79.6)	(9.8)	14.1	(59.3)	4.4
Cash flows provided by operating activities before changes in working capital	278.6	217.7	260.2	924.9	598.3
Weighted average number of common shares - fully diluted	230.2	233.0	241.5	233.5	241.6
Operating Cash Flow per share	$1.21	$0.93	$1.08	$3.96	$2.48
Free Cash Flow
Free Cash Flow has been calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. Free Cash Flow per share is calculated as the Free Cash Flow divided by the fully diluted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash flows provided by Operating Activities	358.2	227.5	246.1	984.2	593.9
Cash flows used in Investing Activities	(98.8)	(133.1)	(99.6)	(441.5)	(348.7)
Free Cash Flow	259.4	94.4	146.5	542.7	245.2
Weighted average number of common shares - fully diluted	230.2	233.0	241.5	233.5	241.6
Free Cash Flow per share	$1.13	$0.41	$0.61	$2.32	$1.01